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                            JOINT FILING AGREEMENT

THIS AGREEMENT dated the 30th day of October, 1998.

WHEREAS:

A. Constable Investments Ltd. ("Constable") is the beneficial holder of 308,350 shares of common stock of Drummond Financial Corporation ("Drummond") and MFC Bancorp Ltd. ("MFC") is the direct beneficial holder of 95,000 shares of common stock of Drummond and is the indirect beneficial holder of 1,249,250 shares of common stock of Drummond (including the shares held by Constable); and

B. MFC and Constable (each a "Filer" and collectively, the "Filers") are responsible for filing a Schedule 13D/A or Schedule 13D (the "Schedule 13D/A") relating to the acquisition of the shares of common stock of Drummond, pursuant to U.S. securities laws.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D/A which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D/A, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the
    Schedule 13D/A as to the other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Schedule 13D/A contains the required information with regard to each Filer and indicates that it is filed on behalf of both Filers; and

4. Each Filer agrees that the Schedule 13D/A to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing Agreement.


MFC BANCORP LTD.                             CONSTABLE INVESTMENTS LTD.



By:  /s/ Michael J. Smith                    By:  /s/ Michael J. Smith
    -----------------------------                -----------------------------
    Michael J. Smith, President                  Michael J. Smith, Director